

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 16, 2016

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

> **Re: GDS Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 20, 2016**
> **CIK No. 0001526125**

Dear Mr. Huang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   It appears that a small number of your principal shareholders may be able to exert significant influence or control over your operations. If true, please provide disclosure of the ownership concentration in an appropriate place in your Summary and include relevant risk factor disclosure.

2.   Considering the significance of utilization rates to your results of operations, please revise to include a quantified discussion of such rates and the area utilized in your prospectus summary.

Overview

3.   Please provide support for your claim that you "have a 15-year track record of consistent high quality service delivery."

4.   Please clarify what you mean in the last sentence of the second paragraph that there is "relative scarcity" of data center capacity and quantify if possible.

5.   Regarding the industry data and other research you cite in your prospectus by 451 Research, the China Internet Network Information Center, the Cisco Visual Networking Index, the National Bureau of Statistics in China, the Uptime Institute, and the Ministry of Industry and Information Technology, tell us whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus

6.   In the last paragraph, please disclose your accumulated deficit as of the date of your most recent financial statements.

Offering, page 8

7.   Please revise to include the number and description of the ordinary shares that will be included and excluded from the "Ordinary Shares Outstanding Immediately After This Offering".

Risk Factors, page 13

8.   Please revise or remove the last sentence of your introductory paragraph to clarify that all material risks are presented in this section. It is inappropriate to suggest that additional risk factors not included in the registration statement may exist or that existing risks that management deems to be immaterial may, at a later date, be material.

We may experience impairment of goodwill…, page 31

9.   Please expand your risk factor to disclose the amount of goodwill as of the latest balance sheet date.

Use of Proceeds, page 60

10.   We note that you anticipate using the net proceeds of this offering to develop and acquire new data centers, repay certain portions of your indebtedness and for general corporate purposes. Please quantify the approximate amount of proceeds to be used for each of these purposes. See Item 3.C of Form 20-F. In addition, because it appears that the loans

which you plan to repay were incurred in the past year, provide the disclosure required by Item 3.C.4 of Form 20-F.

Capitalization, page 62

11.   Please revise the description of the pro forma as adjusted column to include a discussion of your plans to use a portion of the proceeds from this offering to repay certain debt.

Selected Consolidated Financial and Operating Data

Non-GAAP Measures, page 79

12.   Please revise to describe the nature of start-up costs and why they are added back to arrive at Adjusted EBITDA. We refer you to Item 10(e)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 81

13.   Please revise to state the percentage or amount of revenue generated from the colocation services, managed services, and consulting services to provide better context to your disclosures describing the nature of your operations. Refer to Section III of SEC Release 33-8350.

Key Performance Indicators, page 82

14.   Elsewhere in your document, you refer to average annual retention rates for your Internet and financial institution customers. It appears that you are using these rates to assess your business, such as in the "Prospectus Summary." Please tell us what consideration you gave to discussing how you use retention rates to measure performance for all your customers.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 94

15.   With regard to your service revenue, please clarify by separately discussing the changes in revenues from colocation and managed services.

Liquidity and Capital Resources, page 95

16.   Please revise to discuss the restrictions on foreign currency exchange and your ability to transfer cash between entities, across borders and to U.S. investors. Also include a breakdown of the cash and restricted cash by currency denomination and the country in which such amounts are located or provide a cross-reference to such information in Note 2(bb). We refer you to Section IV of SEC Release 33-8350.

17. Please revise to disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of December 31, 2015. Also, please provide us with the calculations that support the RMB1,323.1 million restricted portion as disclosed on page 45. We refer you to Section IV of SEC Release 33-8350.

18. You state on page F-52 that each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC. Please include a discussion of such plan here and explain how that may impact your ability to pay dividends or finance debt. In addition, discuss the withholding tax that may be incurred should the PRC subsidiaries pay dividends. We refer you to section IV.A of SEC Release 33-8350.

Operating Activities, page 96

19. Your discussion appears to be a recitation of the changes disclosed on the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers and other material factors necessary to understand the company's cash flows from operating activities. We refer you to section IV.B of SEC Release 33-8350.

20. You refer to "cash operating income," which you define on page 97. This measure is not defined under U.S. GAAP and would be considered a non-GAAP financial measure. As such, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K including a statement as to the reasons why management believes that presentation of this measure provides useful information to investors regarding the company's financial condition and results of operations. Alternatively, consider removing the measure.

Beijing and Shenzhen Loan Facilities, page 99

21. Please tell us which of your exhibits relates to the October 28, 2015 term loan facility or tell us why you believe that it is not required to be filed.

Business

Our Data Centers, page 116

22. You disclose in the second risk factor on page 25 that the majority of the lease agreements have not been filed with relevant authorities, subjecting you to monetary fines for each unregistered lease. Please disclose the remedial actions, if any, you are taking with regard to these unregistered leases. Also tell us what consideration you gave to disclosing the maximum amount in fines that you may be required to pay for all unregistered leases.

Our Services, page 120

23.   In the risk factor at the bottom of page 13, you indicate that you derive revenues from
       consulting services and IT equipment sales but you do not appear to provide a description
       of these parts of your business. Please advise or revise.

Technology and Intellectual Property, page 123

24.   You disclose in the second risk factor on page 27 that other parties have registered
       "GDS" as a trademark in categories that overlap with your business. Please tell us what
       consideration you gave to explaining the extent to which this acts as a limitation on your
       ability to use the trademark in countries from which you derive revenues.

Principal Shareholders, page 144

25.   Please expand the definition of beneficial shareholders to include persons that receive the
       economic benefit of ownership of the securities. Refer to the definition of beneficial
       ownership in General Instruction F of Form 20-F.

26.   In footnote (7) you disclaim beneficial ownership. Please remove this disclaimer or
       provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers
       are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section
       III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to
       expressly declare in such person's Schedule 13D that the filing of such a statement shall
       not be construed as an admission that the person is a beneficial owner of the securities
       covered by such statement.

Related Party Transactions, page 147

27.   On page F-55 you disclose a loan from a related party that was outstanding as of
       December 31, 2015. Please tell us where you disclose this loan or why disclosure is not
       required.

Shares Eligible for Future Sale

Lock-up Agreements, page 173

28.   Please disclose the number of shares that are subject to your lock-up agreements. In this
       regard, we note that your disclosure in this section appears inconsistent with your
       disclosure on page 183, which indicates that not all shareholders have entered into lock-
       up agreements.

Taxation, page 175

29.   If the tax opinions to be filed as exhibits 8.1, 8.2 and 8.3 will be short-form tax opinions, please revise this section to disclose that the statements regarding the material U.S. federal, Cayman Island and PRC tax consequences of an investment in your ADSs constitute the opinion of respective counsel. Refer for guidance to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Underwriting, page 182

30.   We are unable to locate a discussion of your Directed ADS Program in this section, although you reference such a discussion on page 9 of the prospectus. Please advise.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-10

31.   You state that under the terms of the VIE Agreements the company has the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements. Please revise to clarify, if true, that the VIEs agree to pay service fees at an amount equivalent to all of their net profits, consistent with your disclosure on page 74.

32.   You also disclose that the company has the right to direct the activities most significantly impacting the VIEs economic performance. Please revise to clarify which agreement(s) and specifically what terms provide for this right.

33.   You note that the imposition of the government actions you list on page F-11 could result in the termination of the VIE agreements and the company's ability to direct the activities of the VIEs and the right to receive substantially all the economic benefits and residual returns from the VIEs. Please revise to specifically state that these government actions could also lead to deconsolidation of the VIEs.

34.   Please revise to include a cross-reference to further discussion of the VIE Agreements currently in effect in the Subsequent Events footnote.

Note 8. Goodwill, page F-28

35.   Please provide the following additional information to support management's
        determination of the accounting acquirer in the EDC acquisition:

        •   Tell us the percentage of the company's total outstanding shares held by EDC
            shareholders immediately following this transaction and provide the supporting
            calculations.
        •   Explain further how the company's shareholders have the ability to elect or appoint or
            to remove a majority of the members of the governing body of the combined entity
            and provide the specific agreements or terms of your charter that support this
            assertion.
        •   You state that management dominates the management of the combined entity.
            Please provide a breakdown of senior management and the board of directors
            immediately following this transaction and distinguish between those individuals that
            served the company prior to the merger from those that were previously employed by
            EDC.
        •   Provide support to your statement that the company has a significantly larger relative
            size in terms of revenue and operations than that of EDC Holding.

        Please provide any additional information that further supports your conclusion. Refer to
        paragraphs 12 and 13 of ASC 805-10-55 and ASC 805-40

36.   Please provide a list of those shareholders that held equity interests in both the company
        and EDC prior to the acquisition and tell us the percentage of shares held in each before
        as well as their ownership interest following the transaction. Also, tell us whether any of
        the shareholders were related parties as defined in ASC 805-10-20 with GDC, EDS or
        each other as defined.

Note 9. Loans and Borrowings

Long-term borrowings, page F-32

37.   You disclose RMB1,050,638 in secured long-term loans and borrowings; however, it is
        not clear how the loans described on page F-33 coincide with the total amount
        outstanding. Please revise your disclosures to list all of the loans outstanding included in
        the RMB1,050,638 and describe the significant terms for each.

38.   You disclose your working capital and project financing credit facility of RMB1,628,544,
        of which the unused amount was RMB278,965. Please revise to clarify whether the
        RMB1,499,579 difference represents outstanding debt and if so, where such amount is
        recorded. Alternatively, explain what such amount represents.

Note 13. Redeemable Preferred Shares

Conversion, page F-43

39.   Please revise to clarify how a qualified initial public offering is defined for purposes of converting the outstanding preferred shares

Note 15 Ordinary Shares, page F-45

40.   You state you repurchased 18,762,292 ordinary shares from certain shareholders at US$1.0365 (RMB6.3779) per share in August 2014, when according to the information provided on page 91; the fair value of the ordinary shares was US$0.88 (RMB5.46). Please tell us how you considered whether some portion of the amount paid represented a payment for stated or unstated rights or privileges that should be given separate accounting recognition. In your response explain how the repurchase facilitated the issuance of the Series C Shares and also tell us to which ordinary shareholders you extended this offer. We refer you to 505-30-25-3 and 505-30-30-3.

Note 26. Subsequent Events

(b) 2016 Internal Restructuring, page F-59

41.   Please revise to specify the agreements and the terms of such agreements that give GDS Management Company the power and economics over the VIE.

42.   Please revise to include a discussion here of the Intellectual Property License Agreement between GDS Management Company and GDS Shanghai.

(d) Share options grant, page F-61

43.   Please revise to disclose the amount of compensation expense recognized in conjunction with the 11.1 million option grant in May and provide the fair value of the underlying ordinary shares used in your calculation. We refer you to ASC 855-10-50.

Item 9. Undertakings

44.   The undertakings in paragraphs (3) and (4) apply to offerings under Securities Act Rule 415, on which you do not appear to rely. Please advise or revise.

General

45.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

46.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services

cc: Daniel Fertig, Esq.
        Simpson Thacher & Bartlett LLP